UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 16, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-held Company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

NOTICE TO THE MARKET

Pursuant to the provisions of article 12 of CVM Instruction n° 358/2002, FIBRIA CELULOSE S.A. (“Company”) announces that SAFRA BAHAMAS ASSET MANAGEMENT (BAHAMAS) LIMITED, management company of the investment fund indicated in letter attached hereto, have acquired common shares issued by the Company (“FBR”), increasing the total stakeholding of JUPITER GLOBAL STRATEGY FUND LTD. fund to 5.18% of the total capital stock of the Company.

The abovementioned stakeholding is strictly for the purpose of investment, with no intention of affecting the Company’s controlling share ownership or administrative structures.

São Paulo, November 16th, 2012.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

SAFRA ASSET MANAGEMENT (BAHAMAS) LIMITED

November 14, 2012

To:
FIBRIA CELULOSE S.A.
Alameda Santos 1357
São Paulo, SP
CEP-01419-908
Brasil	VIA E-MAIL & COURIER

Telefone: (5511) 2138-4565 / 4287

Atenção:	Sr. Guilherme Cavalcanti, Diretor Relações com Investidores
guilherme.cavalcanti@fibria.com.br

Ref.: Declaração de participação acionária relevante

Safra Asset Management (Bahamas) Limited, constituída e existente de acordo com as leis de Bahamas, com sede em Saffrey Square Building, Suite 103-B, Bay Street & Bank Lane, CB-10988, Nassau, The Bahamas (“SAMBL”), na qualidade de sociedade gestora de fundos de terceiros no exterior, vem, pela presente, informar que enquanto gestora responsável pelos investimentos (gestão discricionária) do fundo Jupiter Global Strategy Fund Ltd., constituído sob as leis de Bahamas (“Fundo”), adquiriu em Novembro 13, 2012, por conta e em nome do Fundo, 1,306,500 ADRs da Fibria Celulose S.A, companhia aberta, inscrita no CNPJ/MF sob o n° 60.643.228/0001-21 (“Companhia”). O Fundo gerido pela SAMBL já detinha em Fibria Celulose S.A, 27,364,076 ADRs da Companhia, correspondentes a 4.94 % das ações ordinárias da Companhia e, em consequência da recente aquisição de ADRs descrita acima em Novembro 13, 2012, o Fundo sob a gestão da SAMBL passou a deter um total de 28,670,576 ADRs da Companhia, correspondentes a 5.18% das ações ordinárias da Companhia. Trata-se de um investimento minoritário com que não visa alterar a composição do controle ou a estrutura administrativa da Companhia. Não há uma quantidade de ações da Companhia visada pela SAMBL ou pelo Fundo. Fora os ADRs descritos acima, não há outras ações da Companhia, ADRs, ou outros valores mobiliários conversíveis em ações da Companhia detidos, direta ou indiretamente, pela SAMBL, pessoa a ela ligada ou outro fundo por ela gerido, nem qualquer acordo ou contrato regulando o exercício do direito de voto ou a compra e venda de valores mobiliários da Companhia.

Por favor acusar o recebimento desta declaração através de assinatura na cópia em anexo.

Atenciosamente,

/s/ Wilder González Penino /s/ e Margarita Barone
Wilder González Penino e Margarita Barone
Directores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO